

Mail Stop 7010

March 4, 2008

Batesville Holdings, Inc.
Attention: Kenneth A. Camp, President & Chief Executive Officer
One Batesville Boulevard
Batesville, Indiana 47006

**Re:** **Batesville Holdings, Inc.**
**Amendment No. 2 to Registration Statement on Form 10**
**Filed February 19, 2008**
**File No. 001-33794**

Dear Mr. Camp:

We have reviewed your filing and have the following comments.

Information Statement

The Separation, page 13

Background of and Reasons for the Separation, page 18

1. We note your response to comment 5 in our letter dated January 25, 2008. However, we also note that you disclose specific risks related to the separation beginning on page 7 of the Risk Factors. Therefore, please disclose whether Original Hillenbrand's board considered these risks. Also clarify which of the factors you list on page 18 either supported the separation decision or were potentially negative factors concerning the separation.

Interests of Certain Persons in the Separation, page 20

2. We note your response to comment 4 in our letter dated January 25, 2008 and your disclosure that Original Hillenbrand and New Hillenbrand expect to incur charges of $16 to $19 million in connection with the modification or acceleration of the outstanding equity-based awards. Please clarify whether your executive officers and/or directors will hold securities that accelerate and vest in full as a result of the distribution. If so, disclose in tabular format in this section of the filing, on an individual and group basis, the number of unvested securities that will vest and the value of such securities. Also disclose in this section, on an individual and group basis, the equity grants, including their associated dollar value, made to the executive officers and directors in connection with the distribution.

Unaudited Pro Forma Combined Financial Statements, page 30

Prior Comment No. 7

3. It appears to us from the information you have provided on the incremental costs associated with operating as a separate public company that your estimates are sufficiently detailed to meet the criteria outlined in Article 11-02(b)(6)(i-iii) of Regulation S-X.  As such, please revise to include at least the minimum range as an adjustment to your pro forma income statements.  We note that due to the marginal effect of the current pro forma adjustments, this additional adjustment could be material to your investors.

Hillenbrand Form 8-K Dated February 19, 2008

4. According to Article 11-02(b)(6) of Regulation S-X, pro forma adjustments are computed assuming the transaction was consummated at the beginning of the most recent fiscal year, rather than the earliest period presented as stated in your Basis of Presentation. Article 11-02(c)(2)(i) of Regulation S-X states that the pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date.  Please revise accordingly.

 You may contact Bret Johnson at (202) 551-3753 or John Hartz at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.  Please contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any other questions.

       Sincerely,


       Pamela A. Long
       Assistant Director

cc: Charles H. Still, Jr.
   Fax (713) 437-5318